

April 16, 2012

Via E-Mail
Mr. Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Boulevard
El Segundo, California 90245-5012

   Re: **Mattel, Inc.**
      Form 10-K for the year ended December 31, 2011
      Filed February 23, 2012
      File No. 001-05647

Dear Mr. Farr:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 27</u>

1. We note that for certain expenses such as advertising expenses, you analyze fluctuations from year to year as a percent of net sales. Although we do not object to such discussion to the extent it helps an investor analyze the results of your operations, we believe you should provide a discussion of the components and reasons for fluctuations in such expenses. Similarly, for other expenses such as other selling and administrative expenses, you do not quantify the changes in the various components of this expense or discuss the various factors responsible for the changes in the various components of selling and administrative expenses. Your discussion of such expenses in future filings should be revised to quantify and discuss the impact of each significant component of a fluctuation in such expenses as well as the facts or circumstances responsible for changes in such expenses. Please revise accordingly.

Note 14. Segment Information, page 93

2. We note that as part of Mattel's Operational Excellence 2.0 program, effective January 2012, Mattel has modified its organizational structure, which will result in changes to its operating segments. We also note that the new operating segments are: (i) North America, which will include Mattel Girls & Boys Brands US, Fisher-Price Brands US, and Canada, (ii) American Girl, and (iii) International. With regards to this change in your organizational structure, please tell us and revise the notes to your financial statements in future filings to explain in further detail how you reorganized your internal organization and reporting structure such that it is now appropriate to include both your previous Mattel Girls and Boys Brands US segment and your Fisher-Price Brands US segment into a single reportable segment. As part of your response and your revised disclosure, please explain in further detail how your chief operating decision maker ("CODM") reviewed and analyzed the Company's results of operations for purposes of making decisions about resources to be allocated to the segments and to assess performance under both the prior organizational and reporting structure as well as under the new organizational and reporting structure pursuant to the guidance in ASC 280-10-50. In a related matter, please explain why you also believe it is appropriate to include your Canadian operations in this same reportable segment. We may have further comment upon review of your response.

3. Also, as part of your response, please confirm that you will revise your segment results for prior periods in future filings so they are presented consistently with your new organizational and reporting structure pursuant to the guidance in ASC 280-10-50-34. If not, please explain why you do not believe that it is practicable to do so.

General

4. Please update us on your contacts with Iran and Syria since your letter to us of August 4, 2008. We note 2012 news articles reporting that shops in Iran were selling Barbie dolls. We also note your representations to us in 2008 that certain of your licensees had authorized territories that included Syria and that you received a small amount of royalties from some of the licensees' sales of their products into Syria. Your 10-K does not include disclosure regarding any contacts with Iran or Syria.

   As you know, Iran and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2008 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to Iran and Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Hardy at (202) 551-3767 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief